As filed with the U.S. Securities and Exchange Commission on January 14, 2026

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

___________________

JSC National Co KazMunayGas

(Exact name of issuer of deposited securities as specified in its charter)

n/a

(Translation of issuer's name into English)

Kazakhstan

(Jurisdiction of incorporation or organization of issuer)

RCS Stock Transfer Inc.

(Exact name of depositary as specified in its charter)

570 Lexington Avenue, Suite 2405, New York, New York 10022

Telephone (212) 319-4800

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

RCS Stock Transfer Inc.

570 Lexington Avenue, Suite 2405

New York, New York 10022

Telephone: (212) 319-4800

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

RCS Stock Transfer Inc. 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-4800

It is proposed that this filing become effective under Rule 466

☐	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of JSC National Co KazMunayGas	1,000,000 American Depositary Shares	$0.10	$100,000	$13.81
(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and signature page of the American Depositary Receipt, bottom center

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center,

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure, if any, for voting the deposited securities	Paragraphs 11, 13 and 15

	(iii)	Procedure for collecting and distributing dividends	Paragraphs 7, 12 and 13

	(iv)	Procedures for transmitting notices, reports and proxy soliciting material	Paragraphs 10 and 11

	(v)	Sale or exercise of rights	Paragraphs 12 and 13

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 7, 12, 13, 14 and 15

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs 16 and 17

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of Receipts	Paragraph 3

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Paragraphs 2, 4, 5, 6, 14, 17 and 18

	(x)	Limitation upon the liability of the Depositary	Introductory paragraph and Paragraphs 2, 4, 7, 8, 11, 15 and 19

(3)	Fees and charges that a holder of ADRs may have to pay, either directly or indirectly		Paragraphs 18 and 19

Item 2. AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)	Statement that as of the date of the establishment of the program for issuance of Receipts by the Depositary, the Depositary had a good faith belief (after limited investigation), that the issuer of the Deposited Securities publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (with the location of such Internet Web site) or through an electronic information delivery system generally available to the public in its primary trading market	Paragraph 10

Prospectus

THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE SECURITIES AND EXCHANGE COMMISSION

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Copy of Agreement. The Agreement between RCS Stock Transfer Inc., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement. Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. None.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. None.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, RCS Stock Transfer Inc., N.A. on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 14, 2026.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of the foreign private issuer whose name is set forth on the facing page of this Registration Statement on Form F-6

By:	RCS STOCK TRANSFER INC., as Depositary

By:	/s/ George Boychuk
Name:	George Boychuk
Title:	President

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Receipt

(d)	Opinion of counsel to the Depositary as to the legality of the securities to be registered.